Exhibit 12.1
ARGO-TECH CORPORATION AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Fiscal Year Ended
	October 29,		October 30,		October 25,		October 26,		October 27,
	2005		2004		2003		2002		2001
			(Dollars in Thousands)
Historical:
Net income/(loss)	$(11,286)		$(461)		$4,528		$5,926		$10,800
Income tax provision/(benefit)	(10,769)		(3,499)		1,579		569		2,876

Net income/(loss) before tax	$(22,055)		$(3,960)		$6,107		$6,495		$13,676

Fixed charges:
Interest expense	$25,601		$22,705		$21,257		$21,434		$24,534

Earnings as adjusted	$3,546		$18,745		$27,364		$27,929		$38,210

Ratio of earnings to fixed charges (1)	—	x	—	x	1.3	x	1.3	x	1.6	x

(1)	For purposes of computing the ratio of earnings available to cover fixed charges, earnings consist of income before taxes plus fixed charges. Fixed charges consist of interest on indebtedness including amortization of deferred financing fees and fixed loan guarantee fees. No ratio is presented for the fiscal period ended October 29, 2005 or the fiscal period ended October 30, 2004 as the earnings for those periods were $22,055,000 and $3,960,000, respectively, less than the fixed charges.